SEC Mail Proces

20008246

MAR 02 2020

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpina Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Columbine Street, Suite 260

(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Soden, 303-242-5758

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation

(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Soden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

JULIE WEIMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024006296
MY COMMISSION EXPIRES 04/08/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINA CAPITAL, LLC

Audit of Financial Statements

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1 - 2

Basic Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8 - 15

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 16

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts 17

Exemption Certification 18

Review Report of Independent Registered Public Accounting Firm 19

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Alpina Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2019, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alpina Capital, LLC's financial statements. The Supplemental Information is the responsibility of Alpina Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2007.

Covington, LA
February 27, 2020

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and Cash Equivalents	$	211,074
Accounts Receivable	$	-
Prepaid Expense	$	35,310
Capitalized Assets		
Furniture and Equipment, at Cost of $67,110		
Less Accumulated Depreciation of $46,369	$	20,741
Vehicles, at Cost of $29,117		
Less Accumulated Depreciation of $4,368	$	24,750
Financial Instruments at Fair Value:		
CoBank Patronage	$	26,496
Right of Use Asset	$	150,198
Other Assets	$	22,577
Total Assets	$	491,146
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	20,218
Accrued SEP Contribution	$	80,000
Office Lease Liability	$	151,854
Total Liabilities	$	252,072
Member's Equity	$	239,074
Total Liabilities and Member's Equity	$	491,146

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues		
Consulting Income	$	814,972
Interest Income		399
Total Revenues		815,371
Expenses		
Employee Compensation and Benefits		475,129
Occupancy		145,248
Other Operating Expenses		385,924
Total Expenses		1,006,301
Other Income (Expense)		
Capital Gain on Investment		2,528
Total Other Income (Expense)		2,528
Net Loss	$	(188,401)

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance - December 31, 2018	$	887,924
Net Loss		(188,401)
Capital Contribution		150,000
Distributions to Members		(610,449)
Balance - December 31, 2019	$	239,074

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net Loss	$	(188,401)
Adjustments to Reconcile Net Loss to Net		
Cash Used by Operating Activities:		
Depreciation Expense		8,842
Decrease in Office Lease Liability (net)		(10,387)
Increase in Accrued SEP Contribution		80,000
Increase in Prepaid Expenses		(7,195)
Decrease in Payroll Taxes Payable		(14,476)
Decrease in Accounts Payable and Accrued Expenses		(425,634)
Net Cash Used by Operating Activities		(557,251)
Cash Flows from Investing Activities		
Purchases of Furniture and Equipment, Net		(2,438)
Purchase of Other Assets		(9,013)
CoBank Patronage		13,278
Decrease in Security Deposit		4,307
Net Cash Provided by Investing Activities		6,134
Cash Flows from Financing Activities		
Capital Contribution		150,000
Distributions to Members		(610,449)
Net Cash Used in Financing Activities		(460,449)
Net Decrease in Cash and Cash Equivalents		(1,011,566)
Cash and Cash Equivalents - Beginning of Year		1,222,640
Cash and Cash Equivalents - End of Year	$	211,074

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation charged to operations amounted to $8,842 for the year ended December 31, 2019.

Income Taxes
The Company elected to be taxed as an S-corporation. Under this election, taxable income or loss of the Company is included in the tax returns of its members. There was no change to organizational structure.

Revenue Recognition
Consulting fees are recognized at the time services are earned. 100% of the Company's revenue in 2019 was derived from contracts with customers located in the United States. The following describes the revenue we have from contracts with customers:

- Investment Banking Revenues. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is closed, and the transaction fee is determinable, or, in the case of regulated assets, consented to by the FCC or state authority, as the performance obligation is to successfully broker a specific transaction.

- Investment Banking Advisory Expenses. Historically, expenses associated with investment banking advisory assignments were deferred until reimbursed by the client, the related fee revenue is recognized, or the engagement is otherwise concluded. Under the new revenue standard, expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Receivables from Customers
Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2019, there was no allowance for doubtful accounts.

Securities Owned
"Securities owned" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our securities in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

- Level 1 – Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets and liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

- Level 2 – Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded.

- Level 3 – Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

Valuation techniques and inputs:
We only hold a Level 3 security.

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3:
Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

Note 2. New Accounting Pronouncements

Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), ("ASU 2016-02"), which supersedes the leasing guidance in Topic 840, Leases. ASU 2016-02 requires lessees to recognize a right-of-use ("ROU") asset and lease liability on the statement of financial condition for all leases with terms longer than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to carry forward its prior conclusions on lease definition, lease classification and initial direct costs related to the existing leases as of the adoption date. Both at transition and for new leases thereafter, ROU assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term.

Upon Adoption of ASU 2016-02, the Company recognized a ROU asset and lease liability of approximately, $220,375.

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The new guidance, effective January 1, 2023, requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 could include contract receivables on the Company's statement of financial condition. The Company is currently evaluating the impact on its financial statements.

Note 2. New Accounting Pronouncements (Continued)

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim period within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its financial statements and related disclosures.

Note 3. Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Commitments

On January 1, 2019, the Company adopted Accounting Standards Codification ("ASC") 842, "Leases" which requires lessees to record right-of-use assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. The Company adopted the standard by applying the modified retrospective method. Adoption of the standard resulted in the recognition of right-of-use assets of $220,375 and related lease obligations as of January 1, 2019. The standard did not have a significant impact on the Company's operating results or cash flows.

Transition

As permitted by the transition guidance, the Company used the remaining lease term as of the date of adoption of the standard to estimate discount rates. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting Policy

For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants.

Operating lease expense is recognized on a straight-line basis over the lease terms.

Note 4. Commitments (Continued)

Discount Rate

The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Right-of-Use Assets and Lease Obligations

The Company has an operating lease for office space. Maturities of lease obligations as of December 31, 2019, are shown below:

2020	79,558
2021	81,209
Total	$ 160,767

Total undiscounted cash flows	160,767
Less: Imputed interest	(8,913)
Lease obligations under operating leases	$ 151,854

Cash flow information related to operating leases is shown below:

For the year ended December 31, 2019:

Non-cash activity:	
Right-of-use assets obtained in exchange for operating lease obligations	$ 220,375
Operating cash flows:	
Cash paid related to operating lease obligations	$ 77,907

For the year ended December 31, 2019, the Company recorded lease expense of $77,907.

The weighted average lease term and discount rate for operating leases as of December 31, 2019, are shown below:

Weighted average remaining lease term (in years)	2
Weighted average discount rate	5.5%

Note 5. Major Customers

For the year ended December 31, 2019, approximately 79%, or $643,000, of the Company's consulting income came from four customers. Total accounts receivable balances due from these customers as of December 31, 2019 is $0.

Note 6. Related Party Transactions

There were no related party transactions in 2019.

Note 7. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2019.

Note 8. Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $80,000 for the year ended December 31, 2019.

Note 9. Fair Value

Our "Financial instruments owned" on our Statement of Financial Condition are recorded at fair value under GAAP. See note 1 for further information about such instruments and our significant accounting policies. The table below presents assets measured at fair value on a recurring basis.

Note 9. Fair Value (Continued)

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
Assets				
Other Investments:	$ -	$ -	$ 26,496	$ 26,496
Total Assets at Fair Value	$ -	$ -	$ 26,496	$ 26,496

We have no liabilities measured at fair value.

There were no transfers between levels during year ended December 31, 2019.

The table below presents the changes in fair value for Level 3 assets measured at fair value on a recurring basis. The realized and unrealized gains and losses in the table below may include changes in fair value that were attributable to both observable and unobservable inputs. Our policy is to treat transfers between levels of the fair value hierarchy as having occurred at the end of the reporting period.

	Other Investments
Fair Value January 1, 2019	$ 39,774
Total gains/losses for the year ended December 31, 2019 included in earnings	-
Purchases	-
Sales	-
Distributions	(13,278)
Transfers:	-
Into Level 3	-
Out of Level 3	
Fair Value December 31, 2019	$ 26,496

Note 9. Fair Value (Continued)

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant unobservable input(s)	Input / Range
Other Investments				
Non Exchange Traded Securities	$ 26,496	Discounted Cash Flow	Illiquidity Adjustment	35%

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $109,200, which was $102,408 in excess of its required net capital of $6,792. The Company's aggregate indebtedness to net capital ratio was .93 to 1 at December 31, 2019.

Note 11. Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 27, 2020, the date these financial statements were available to be issued.

There were no material subsequent events that required recognition or additional disclosure in these financial statements.

ALPINA CAPITAL, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Net Capital		
Total Member's Equity	$	239,074
Deductions and/or Charges		
Property and Equipment	$	(20,741)
Vehicles	$	(24,750)
Accounts Receivable	$	-
Prepaid Expense	$	(35,310)
Leasehold Improvement	$	-
Other Assets	$	(49,073)
Net Capital Before Haircuts on Securities Positions	$	109,200
Haircuts on Securities	$	-
Net Capital	$	109,200
Aggregate Indebtedness	$	101,874
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	6,792
Excess of Net Capital	$	102,408
Net Capital, Less 10% of Aggregate Indebtedness	$	99,013
Ratio: Aggregate Indebtedness to Net Capital		.93 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II FOCUS Report (as Amended)	$	109,200
Net Capital per Above	$	109,200

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2019, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2019, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2019, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ALPINA
CAPITAL

Alpina Capital, LLC Exemption Report
For the Year Ended December 31, 2019

DENVER OFFICE
200 Columbine Street
Suite 260
Denver, CO 80206
303.242.5755 *main*
303.484.5180 *fax*

www.alpinacapital.com

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Scott Soden certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Alpina Capital, LLC:

1. Alpina Capital, LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year. Broker/dealers operating under this exemption are prohibited from holding customer funds or securities, carrying margin accounts, owing money or securities to customers, and using the "Special Account for the Exclusive Benefit of Customers" to secure a loan.

   In order to qualify for this exemption, broker/dealers must establish and process customer transactions through an account at a bank or other financial institution. This account must be titled "Special Bank Account for the Exclusive Benefit of Customers of (name of broker/dealer). Broker/dealers are responsible for delivering customer securities to contra broker/dealers on settlement date and for distributing funds to customers through the "Special Account" upon delivery of the securities in good deliverable form by customer.

2. Alpina Capital, LLC met the above exemptive provisions throughout the most fiscal year without exception.

Scott Soden
Managing Principal

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Alpina Capital, LLC

We have reviewed management's statements, included in the accompanying Alpina Capital, LLC Exemption Report, in which (a) Alpina Capital, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Alpina Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the exemption provisions) and (b) Alpina Capital, LLC stated that Alpina Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alpina Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alpina Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 27, 2020